May 27, 2010

Trina C. Winkelmann, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: Nuveen Municipal High Income Opportunity Fund 2
        File Numbers: 333-166771, 811-22123

Dear Ms. Winkelmann:

        We have reviewed the registration statement for the fund named above, filed on
Form N-2 on May 12, 2010. The filing is made for the purpose of registering additional
Common Shares for an offering under Rule 415 under the 1933 Act. In a letter dated
May 21, 2010, you requested selective review of the filing. In accordance with
Investment Company Act Release No. 13768 (February 15, 1984), we have decided to
selectively review the registration statement.

        We have no comments at this time. We may have comments on disclosure
included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of the registration statement.
As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filings;

                should the Commission or the staff, acting pursuant to delegated
                authority, declare the filing effective, it does not foreclose the
                Commission from taking any action with respect to the filing;

                the action of the Commission or the staff, acting pursuant to delegated
                authority, in declaring the filing effective, does not relieve the Fund
                from full responsibility for the adequacy and accuracy of the disclosure in
                the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel